UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Partner Communications Company Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS0.01 per share

(Title of Class of Securities)

70211M109*

(CUSIP Number)

Adam Chesnoff

Saban Capital Group, Inc.

10100 Santa Monica Boulevard, Suite 2600

Los Angeles, CA 90067

(310) 557-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

David Eisman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

(213) 687-5381

January 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share, par value NIS0.01 per share. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 70211M109	Page 2 of 20

1	NAME OF REPORTING PERSON: S.B. Israel Telecom Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 155,645,708 Ordinary Shares outstanding as of January 29, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 2 of 20 Pages)

CUSIP No. 70211M109	Page 3 of 20

1	NAME OF REPORTING PERSON: SCG Communication Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 155,645,708 Ordinary Shares outstanding as of January 29, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 3 of 20 Pages)

CUSIP No. 70211M109	Page 4 of 20

1	NAME OF REPORTING PERSON: HSAC Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 155,645,708 Ordinary Shares outstanding as of January 29, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 4 of 20 Pages)

CUSIP No. 70211M109	Page 5 of 20

1	NAME OF REPORTING PERSON: Saban Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 155,645,708 Ordinary Shares outstanding as of January 29, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 5 of 20 Pages)

CUSIP No. 70211M109	Page 6 of 20

1	NAME OF REPORTING PERSON: SCG Investment Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 155,645,708 Ordinary Shares outstanding as of January 29, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 6 of 20 Pages)

CUSIP No. 70211M109	Page 7 of 20

1	NAME OF REPORTING PERSON: Alpha Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: OO

*	Based on 155,645,708 Ordinary Shares outstanding as of January 29, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 7 of 20 Pages)

CUSIP No. 70211M109	Page 8 of 20

1	NAME OF REPORTING PERSON: Haim Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States; Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 155,645,708 Ordinary Shares outstanding as of January 29, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 8 of 20 Pages)

CUSIP No. 70211M109	Page 9 of 20

1	NAME OF REPORTING PERSON: Cheryl Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 155,645,708 Ordinary Shares outstanding as of January 29, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 9 of 20 Pages)

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the ordinary shares, par value NIS0.01 per share (the “Ordinary Shares”), of Partner Communications Company Ltd., a company organized under the laws of the State of Israel (the “Issuer”). The address of the principal executive office of the Issuer is 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel.

Item 2.	Identity and Background.

This Statement is being filed jointly by (i) S.B. Israel Telecom Ltd. (“S.B. Israel”), (ii) SCG Communication Ventures LLC (“SCG Communication”), (iii) HSAC Investments LP (“HSAC”), (iv) Saban Capital Group, Inc. (“SCG”), (v) SCG Investment Holdings, Inc. (“SCG Investment”), (vi) Alpha Family Trust (the “Trust”), (vii) Haim Saban and (viii) Cheryl Saban. S.B. Israel, SCG Communication, HSAC, SCG, SCG Investment, the Trust, Haim Saban and Cheryl Saban are referred to herein, collectively, as the “Reporting Persons”. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons do not affirm the existence of a group.

S.B Israel Telecom Ltd.

S.B. Israel Telecom Ltd., a corporation existing under the laws of Israel, was formed solely for the purpose of investing in the Issuer. The address of the principal office and principal place of business of S.B. Israel is 20 Lincoln Street, Tel Aviv 67134 Israel. The name, citizenship, residence or business address, and present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of S.B. Israel is set forth below:

Name	Citizenship	Residence or Business Address	Principal Occupation / Employment & Address
Adam Chesnoff	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	President and Chief Operating Officer of SCG

Fred Gluckman	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	Chief Financial Officer of SCG

SCG Communication holds approximately 95% of the redeemable voting shares of S.B. Israel, with the remaining 5% of the redeemable voting shares held by various co-investors. All of the redeemable voting shares of S.B. Israel are beneficially owned pursuant to Rule 13d-3 under the Act by SCG Communication.

SCG Communication Ventures LLC

SCG Communication Ventures LLC, a limited liability company existing under the laws of Delaware, is principally a holding company for S.B. Israel. The address of the principal office and principal place of business of SCG Communication is 10100 Santa Monica Boulevard, Suite 2600, Los Angeles, California 90067. The name, citizenship, residence or business address, and present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of SCG Communication is set forth below:

(Page 10 of 20 Pages)

Name	Citizenship	Residence or Business Address	Principal Occupation / Employment & Address
Adam Chesnoff	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	President and Chief Operating Officer of SCG
Niveen Tadros	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	Executive Vice President and General Counsel of SCG
Fred Gluckman	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	Chief Financial Officer of SCG
Philip Han	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	Chief Investment Officer of SCG

HSAC Investments holds approximately 97% of the limited liability company interests of SCG Communication, with the remaining 3% of the limited liability company interests held by various co-investors. All of the limited liability company interests of SCG Communication are beneficially owned pursuant to Rule 13d-3 under the Act by HSAC .

HSAC Investments LP

HSAC Investments LP, a limited partnership existing under the laws of Delaware, is principally a holding company for subsidiaries engaged in investing in, or acquiring interests in, businesses. The address of the principal office and principal place of business of HSAC is 10100 Santa Monica Boulevard, Suite 2600, Los Angeles, California 90067.

The sole general partner of HSAC is SCG.

Saban Capital Group, Inc.

Saban Capital Group, Inc., a corporation existing under the laws of Delaware, is a private investment firm specializing in the media, entertainment and communication industries. The address of the principal office and principal place of business of SCG is 10100 Santa Monica Boulevard, Suite 2600, Los Angeles, California 90067. The name, citizenship, residence or business address, and present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of SCG is set forth below:

Name	Citizenship	Residence or Business Address	Principal Occupation / Employment & Address
Haim Saban	United States; Israel	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	Chairman and Chief Executive Officer of SCG
Adam Chesnoff	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	President and Chief Operating Officer of SCG
Niveen Tadros	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	Executive Vice President and General Counsel of SCG
Fred Gluckman	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	Chief Financial Officer of SCG
Philip Han	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	Chief Investment Officer of SCG

SCG Investment is the sole shareholder of SCG.

SCG Investment Holdings, Inc.

SCG Investment Holdings, Inc, a corporation existing under the laws of Delaware, is a holding company whose direct and indirect subsidiaries invest in businesses and operate businesses. The address of the principal office and principal place of business of SCG Investment is 10100 Santa Monica Boulevard, Suite 2600, Los Angeles, California 90067. The name, citizenship, residence or business address, and present principal occupation or employment and name, principal business and address of any corporation or other

(Page 11 of 20 Pages)

organization in which such employment is conducted with respect to each director and executive officer of SCG Investment is set forth below:

Name	Citizenship	Residence or Business Address	Principal Occupation / Employment & Address
Haim Saban	United States; Israel	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	Chairman and Chief Executive Officer of SCG
Adam Chesnoff	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	President and Chief Operating Officer of SCG
Niveen Tadros	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	Executive Vice President and General Counsel of SCG
Fred Gluckman	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	Chief Financial Officer of SCG
Philip Han	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	Chief Investment Officer of SCG

Alpha Family Trust is the sole shareholder of SCG Investment.

Alpha Family Trust

Alpha Family Trust is a trust established under the laws of California for the benefit of Haim Saban and Cheryl Saban. The address of the principal office and principal place of business of the Trust is 10100 Santa Monica Boulevard, Suite 2600, Los Angeles, California 90067.

The co-trustees of the Trust are Haim Saban and Cheryl Saban.

Haim Saban

Haim Saban, a natural person, is the Chairman and Chief Executive Officer of SCG and a co-trustee of the Trust. Mr. Saban is a United States citizen and an Israeli citizen. The business address of Mr. Saban and the address of SCG is 10100 Santa Monica Boulevard, Suite 2600, Los Angeles, California 90067.

Cheryl Saban

Cheryl Saban, a natural person, is a co-trustee of the Trust. Mrs. Saban is a United States citizen. The business address of Mrs. Saban and the address of the Trust is 10100 Santa Monica Boulevard, Suite 2600, Los Angeles, California 90067.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining such future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to any such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Scailex Share Purchase Agreement

On January 29, 2013, S.B. Israel and Scailex Corporation Ltd. (“Scailex”) completed the main portion of the transactions contemplated by a share purchase agreement, dated as of November 30, 2012, between S.B. Israel and Scailex (the “Scailex Share Purchase Agreement”), pursuant to which S.B. Israel purchased 47,833,333 Ordinary Shares from Scailex. Of these shares, (i) 44,850,000 Ordinary Shares were transferred to S.B. Israel on January 29, 2013, and (ii) 2,983,333 Ordinary Shares are to be transferred by Scailex to S.B.

(Page 12 of 20 Pages)

Israel free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the Scailex Share Purchase Agreement. Scailex retained the entitlement to dividends in respect of the 44,850,000 Ordinary Shares transferred to S.B Israel at closing out of the amount of the Issuer’s distributable profits accrued as of December 31, 2012, up to an aggregate amount of approximately NIS115,000,000. The delivery of 2,983,333 Ordinary Shares is deferred (see Items 5 and 6 hereunder).

In consideration for the purchase of such Ordinary Shares, S.B. Israel paid to Scailex NIS250,000,000 in cash and, pursuant to an Assumption Agreement, dated as of November 30, 2012, between S.B. Israel and Advent Investment Pte. Ltd. (“Advent”), S.B. Israel assumed a loan in the principal amount of $300,000,000 (the “Advent Loan”) that was provided to Scailex by Advent . The Assumption Agreement became effective on January 29, 2013, concurrent with the closing under the Scailex Share Purchase Agreement. The cash payment was provided from general funds available to the Reporting Persons and the applicable subsidiaries, co-investors and affiliates thereof.

In connection with the assumption of the Advent Loan, S.B. Israel and Advent also executed the Amended and Restated Terms and Conditions of the Notes (the “Notes Terms”) with respect to the NIS1,166,100,000 fixed rate secured notes (“Notes”) comprising the Advent Loan. The Notes Terms are effective as of January 29, 2013.

The Notes are due on January 29, 2020 and are secured by various debentures over the assets of S.B. Israel, including, without limitation, the bank accounts of S.B. Israel and the Ordinary Shares held by S.B. Israel. The trustee of the Notes is Hermetic Trust. On January 29, 2013, S.B. Israel paid an amount equal to NIS46,800,000 for the partial redemption of the Notes’ principal.

The Notes Terms contain several covenants of S.B. Israel in favor of the lenders, including a covenant by S.B. Israel that it shall hold Ordinary Shares representing at least 6.2% of all issued shares as unrestricted shares that will not constitute or be classified as or otherwise be counted as part of the “Minimum Founding Shareholders Shares” and/or “Minimum Founding Shareholders Holding” and/or “Minimum Israeli Holding Shares” and/or “Minimum Israeli Holding” within the meaning of the Issuer’s articles of association and Section 22A of the MRT License.

The foregoing summaries of the Assumption Agreement and of the Notes Terms are not intended to be complete and are qualified in their entirety by reference to the Assumption Agreement and the Amended and Restated Terms and Conditions of the Notes, copies of which are attached hereto as Exhibit 99.2 and 99.3, respectively, and are incorporated herein by reference.

Leumi Share Purchase Agreement

In addition, on January 29, 2013, S.B. Israel purchased 3,200,000 Ordinary Shares from Leumi Partners Ltd. (“Leumi”) pursuant to a share purchase agreement, dated as of January 23, 2013, between S.B. Israel and Leumi (the “Leumi Share Purchase Agreement”). In consideration of the purchase of such Ordinary Shares, S.B. Israel paid to Leumi NIS80,000,000 in cash. Pursuant to the Leumi Share Purchase Agreement, S.B. Israel also paid to Leumi NIS3,500,000 as consideration for the termination of certain pre-existing minority protection rights that had been granted by Scailex to Leumi. See Item 6. The cash payments were provided from general funds available to the Reporting Persons and the applicable subsidiaries, co-investors and affiliates thereof.

(Page 13 of 20 Pages)

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Ordinary Shares for investment purposes.

On January 29, 2013, certain directors resigned from the Issuer’s board of directors and the following new directors were appointed: Mr. Arieh Saban, Mr. Adam Chesnoff, Mr. Shlomo Rodav, Mr. Fred Gluckman, Mr. Elon Shalev, Mr. Sumeet Jaisinghani and Mr. Yoav Rubinstein.

The Reporting Persons intend to review their investment in the Issuer on a regular basis. The Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in Ordinary Shares, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of Ordinary Shares or changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate their investment, the Reporting Persons may routinely monitor the price per share of the Ordinary Shares as well as the Issuer’s business, assets, operations, financial condition, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, other investors and any applicable governmental agencies. Such factors and discussions may materially affect the Reporting Persons’ investment purpose and, subject to the terms of the Shareholders’ Agreement (as defined below), may result in the Reporting Persons’ modifying their ownership of Ordinary Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Further, subject to the terms of the Shareholders’ Agreement, the Reporting Persons reserve the right to revise their plans or intentions and/or to formulate other plans and/or make other proposals, and take any and all actions with respect to their investment in the Issuer as they may deem appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Ordinary Shares or dispose of some or all of the Ordinary Shares beneficially owned by them, in open market or private transactions, block sales or purchases or otherwise, in each case, to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions and subsequent developments affecting the Issuer. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

(Page 14 of 20 Pages)

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Ordinary Shares set forth below:

Reporting Person	Aggregate Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
S.B. Israel	48,050,000		30.9%
SCG Communication	48,050,000	(3)	30.9%
HSAC	48,050,000	(3)	30.9%
SCG	48,050,000	(3)	30.9%
SCG Investment	48,050,000	(3)	30.9%
The Trust	48,050,000	(3)	30.9%
Haim Saban	48,050,000	(3)	30.9%
Cheryl Saban	48,050,000	(3)	30.9%

(1)	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement. See Item 6. Prior to the time that such Ordinary Shares may be transferred to S.B. Israel, Scailex is deemed to be the beneficial owner of such Ordinary Shares pursuant to Rule 13d-3 under the Act.
(2)	Calculated based on 155,645,708 Ordinary Shares outstanding as of January 29, 2013.
(3)	By virtue of the relationships reported in Item 2 and pursuant to Rule 13d-3 under the Act, each of such Reporting Persons may be deemed to indirectly beneficially own the 48,050,000 Ordinary Shares beneficially owned by S.B. Israel.

(b) By virtue of the relationships reported in Item 2 and pursuant to Rule 13d-3 under the Act, each of S.B. Israel, SCG Communication, HSAC, SCG, SCG Investment, the Trust, Haim Saban and Cheryl Saban may be deemed to have shared voting and dispositive power with respect to 48,050,000 Ordinary Shares.

As a result of the voting and disposition provisions in the Shareholders’ Agreement, the Reporting Persons may also be deemed to be a member of a group, within the meaning of Rule 13d-5 under the Act, with the other shareholders of the Issuer party to the Shareholders’ Agreement and to share beneficial ownership over the Ordinary Shares owned by such other shareholders. The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these Ordinary Shares, and the Reporting Persons expressly disclaim such beneficial ownership.

(c) Except as set forth in this Statement, none of the Reporting Persons has engaged in any transaction during the past 60 days in respect of any Ordinary Shares.

(d) Subject to the conditions set forth in the Scailex Share Purchase Agreement, Scailex has retained the right to receive dividends in respect of the 44,850,000 Ordinary Shares transferred to S.B. Israel on January 29, 2013, in the amount of up to approximately NIS115 million out of the Issuer’s distributable profits as of December 31, 2012 for the 2011 and 2012 financial years (the “Dividend Amount”). The Dividend Amount reflects a dividend per share of up to NIS2.56994 per Ordinary Share and will be reduced proportionately insofar as the Issuer’s total distributable profits as of December 31, 2012 for the 2011 and 2012 financial years are below NIS400 million.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Scailex Share Purchase Agreement

On November 30, 2012, S.B. Israel and Scailex entered into the Scailex Share Purchase Agreement, pursuant to which Scailex agreed to sell to S.B. Israel and S.B. Israel agreed to acquire from Scailex a total of 47,833,333 Ordinary Shares, out of which (i) 44,850,000 Ordinary Shares were transferred to S.B. Israel on January 29, 2013, and (ii) 2,983,333 Ordinary Shares are to be transferred by Scailex to S.B. Israel free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the Scailex Share Purchase Agreement. To the extent that such 2,983,333 Ordinary Shares (or a portion

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thereof) will not be transferred as described above, then the Dividend Amount (or to the respective portion of the Dividend Amount as described below) will be forfeited by Scailex.

Subject to the conditions set forth in the Scailex Share Purchase Agreement, Scailex has retained the right to receive the Dividend Amount. The Dividend Amount reflects a dividend per share of up to NIS2.56994 per Ordinary Share and will be reduced proportionately insofar as the Issuer’s total distributable profits as of December 31, 2012 for the 2011 and 2012 financial years are below NIS400 million. Pro rata to, and concurrent with the receipt by Scailex of, the then relevant portion of the Dividend Amount, Scailex will transfer to S.B. Israel the 2,983,333 deferred Ordinary Shares (or a portion thereof), which shall be transferred free and clear of any and all liens, pursuant to the terms of the Scailex Share Purchase Agreement.

The Scailex Share Purchase Agreement provides that Scailex will indemnify S.B. Israel in respect of damages incurred by S.B. Israel as a result of or related to a breach of any representations made by Scailex in the Scailex Share Purchase Agreement. The Scailex Share Purchase Agreement provides that, subject to the terms and conditions set forth in the Scailex Share Purchase Agreement, Scailex will not be required to indemnify S.B. Israel until the total of the accumulated damages incurred by S.B. Israel exceeds US$1.5 million, in which event Scailex will be liable for the full amount of such damages, subject to the limitations set forth in the Scailex Share Purchase Agreement.

The foregoing summary of the Scailex Share Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Scailex Share Purchase Agreement, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Leumi Share Purchase Agreement

On January 23, 2013, S.B. Israel and Leumi entered into the Leumi Share Purchase Agreement, pursuant to which Leumi agreed to sell to S.B. Israel 3,200,000 Ordinary Shares. See Item 4. Pursuant to the Leumi Share Purchase Agreement, S.B. Israel also paid to Leumi NIS3,500,000 as consideration for the termination of certain pre-existing minority protection rights that had been granted by Scailex to Leumi. Such minority rights included certain veto rights in favor of Leumi, the right of Leumi to designate a member to the board of directors of the Issuer, and tag-along rights and registration rights in favor of Leumi. Pursuant to the terms of the Leumi Share Purchase Agreement, Leumi has also agreed that so long as S.B. Israel or any of its affiliates own the controlling stake in the Issuer, Leumi will not enter into any voting agreement with respect to any Ordinary Shares held by Leumi.

Under the terms of the Leumi Share Purchase Agreement, S.B. Israel will have a right of first opportunity in the event that Leumi seeks to transfer to a third party any Ordinary Shares held by Leumi, subject to the terms and conditions set forth in the Leumi Share Purchase Agreement. The above right of first opportunity will not apply in connection with any sale to a third party by Leumi of up to 440,000 Ordinary Shares during any calendar year.

The foregoing summary of the Leumi Share Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Leumi Share Purchase Agreement, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

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Shareholders’ Agreement

On January 29, 2013, S.B. Israel and Scailex entered into a shareholders’ agreement with respect to their holdings of Ordinary Shares, regulating their mutual agreement relative to the Issuer (the “Shareholders’ Agreement”). Subject to applicable law, under the Shareholders’ Agreement, S.B. Israel and Scailex have agreed to hold a preliminary meeting to coordinate a uniform vote in advance of each shareholders’ meeting of the Issuer. This voting arrangement will apply so long as S.B. Israel and its affiliates hold more Ordinary Shares than Scailex, its affiliates and any third party to whom Scailex sells 5% or more of the outstanding Ordinary Shares, and which shall be joined to the Shareholders’ Agreement (each, a “Joining Third Party”). Decisions pursuant to the Shareholders’ Agreement shall be made by a simple majority of the voting rights in the Issuer held by S.B. Israel, Scailex, their respective affiliates and any Joining Third Parties. Pursuant to the Shareholders’ Agreement, the parties have agreed to vote in favor of the following items:

a.	the appointment of members to the Issuer’s board of directors in accordance with the composition specified in the Shareholders’ Agreement;

b.	the execution of amendments to the Issuer’s Articles of Association described in the Shareholders’ Agreement;

c.	the approval of management agreements between S.B. Israel and/or its affiliates, on the one hand, and the Issuer, on the other hand;

d.	the approval of a registration rights agreement among the Issuer, S.B. Israel and Scailex, pursuant to which S.B. Israel and Scailex will be entitled to demand particular rights from the Issuer with respect to the registration of securities of the Issuer under applicable U.S. securities laws;

e.	the approval of run-off insurance for certain officers of the Issuer; and

f.	the approval of a release, indemnity and insurance for certain officers of the Issuer.

In addition, pursuant to the Shareholders’ Agreement, the parties have agreed to vote against the adoption of any resolution or material amendment thereto not discussed at the relevant preliminary meeting.

The Shareholders’ Agreement further provides that so long as Scailex and its affiliates cumulatively hold at least 10% of the Issuer’s outstanding shares, subject to applicable law, S.B. Israel and its affiliates will not be allowed to approve any of the following actions during the Issuer’s general meeting without receipt of Scailex’s written consent:

a.	a material change in the Issuer’s line of business, or entry into a material new line of business;

b.	a merger of the Issuer with a communications service-provider, or the acquisition thereof by the Issuer, in a transaction valued in excess of US$250 million;

c.	the initiation of liquidation or dissolution proceedings, or a stay of proceedings or a creditors’ arrangement;

d.	transactions with interested parties, apart from the management agreements, a purchase of Ordinary Shares within the scope of a rights offering of the Issuer, the pro-rata receipt of dividends or distributions or a new registration rights agreement;

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e.	a change in the Issuer’s share capital that has a material and disproportionate adverse impact on the rights attached to the Ordinary Shares held by Scailex, or the issuance of a class of shares (or similar security) senior to the Ordinary Shares;

f.	voluntary delisting of the Ordinary Shares from the Tel-Aviv Stock Exchange Ltd.; and

g.	amendments to the Issuer’s Articles of Association that have a material and disproportionate adverse impact on Scailex’s rights.

Pursuant to the Shareholders’ Agreement, S.B. Israel and Scailex have also agreed to vote their respective Ordinary Shares (including at an annual or special meeting of the Issuer’s shareholders) and to take all necessary actions to ensure that the composition of the Issuer’s board of directors will be as follows: (a) the majority of the members of the board of directors will be candidates recommended by S.B. Israel; (b) the number of members of the board of directors who will be candidates recommended by Scailex will be determined according to the percentage holdings of the Issuer’s share capital by Scailex and its affiliates, as follows: two members, if Scailex and its affiliates hold at least 10%; one member, if Scailex and its affiliates hold at least 5% but not more than 10%; provided that the composition of the Issuer’s board of directors as stated above in subclauses (a) and (b) will not derogate from Scailex’s right to be involved in the appointment of an “Israeli director” of the Issuer by the Issuer’s shareholders that are classified as “Israeli entities”. In addition, subject to applicable law, so long as Scailex is entitled to appoint at least one director, at least one director recommended by Scailex will be appointed as a member of each of the committees of the Issuer’s board of directors. The Shareholders’ Agreement also provides that the chairman of the Issuer’s board of directors will be elected by a majority of the board members and will not have a casting vote. The provisions described in this paragraph will be rescinded on the date that Scailex and its affiliates own more Ordinary Shares than S.B. Israel and its affiliates.

Under the terms of the Shareholders’ Agreement, Scailex is prohibited from transferring any Ordinary Shares held by Scailex and its affiliates, other than in accordance with the provisions of the Shareholders’ Agreement. Pursuant to the Shareholders’ Agreement, S.B. Israel will have a right of first offer in the event that Scailex or any of its affiliates seeks to transfer to a third party 5% or more of the issued and outstanding Ordinary Shares of the Issuer, and if S.B. Israel does not exercise its right of first offer, it will have a right to match with respect to the offered Ordinary Shares in the event an offer from a third party is made, all subject to the terms and conditions set forth in the Shareholders’ Agreement. The above right of first offer and right to match will not apply in connection with: (a) a distribution “in blocks” of Ordinary Shares in the public market; (b) a sale of Ordinary Shares in the public market; (c) a transfer of Ordinary Shares to a party controlled by Scailex (and which will join Scailex as a party to the Shareholders’ Agreement); (d) a pledge of Ordinary Shares in connection with the assumption of a debt and/or in connection with a guarantee given in favor of an affiliate of Scailex; or (e) any sale to a third party by Scailex or any of its affiliates of less than 5% of the issued and outstanding Ordinary Shares of the Issuer during a consecutive 12-month period.

The Shareholders’ Agreement may be terminated by S.B. Israel in the event of a change in control or insolvency event in respect of Scailex, and may be terminated by Scailex, based on reasonable considerations, in the event of a change in control or insolvency event in respect of S.B. Israel. The Shareholders’ Agreement will terminate automatically in the event that either Scailex and its affiliates or S.B. Israel and its affiliates cumulatively hold less than 5% of the Issuer’s share capital. In addition, the Shareholders’ Agreement may be terminated by Scailex or S.B. Israel in the event that Scailex and its affiliates hold more Ordinary Shares than S.B. Israel and its affiliates.

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The foregoing summary of the Shareholders’ Agreement is not intended to be complete and is qualified in its entirety by reference to the Shareholders’ Agreement, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of February 8, 2013, among the Reporting Persons.

Exhibit 99.2	Assumption Agreement, dated as of November 30, 2012, by and between S.B. Israel Telecom Ltd. and Advent Investments Pte. Ltd.

Exhibit 99.3	Amended and Restated Terms and Conditions of the Notes

Exhibit 99.4	Share Purchase Agreement, dated as of November 30, 2012, by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.5	Share Purchase Agreement, dated as of January 23, 2013, by and between Leumi Partners Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.6	Shareholders’ Agreement, dated as of January 29, 2013, by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 8, 2013

S.B. ISRAEL TELECOM LTD.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Director

SCG COMMUNICATION VENTURES LLC

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Managing Director

HSAC INVESTMENTS LP

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer of Saban Capital Group, Inc., the general partner of HSAC Investments LP

SABAN CAPITAL GROUP, INC.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

SCG INVESTMENT HOLDINGS, INC.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

ALPHA FAMILY TRUST

By:	/s/ Haim Saban
Name:	Haim Saban
Title:	Co-Trustee

HAIM SABAN

/s/ Haim Saban

CHERYL SABAN

/s/ Cheryl Saban

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